SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Final Amendment to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

iSTAR FINANCIAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

High Performance Common Stock-Series 1, High Performance Common Stock-Series 2 and High
Performance Common Stock-Series 3

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jay Sugarman

Chairman and Chief Executive Officer

iStar Financial Inc.

1114 Avenue of the Americas, 39th Floor

New York, NY 10036

(212) 930-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Kathleen Werner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Tel:  (212) 878-8526

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$26,204,783	$3,045

*                 Estimated for purposes of calculating the amount of the filing fee only.  iStar Financial Inc. (the “Company”) is offering holders of up to 4,937.5 shares of High Performance Common Stock-Series 1 (the “HPU Series 1 Shares”), 5,000 shares of Company’s High Performance Common Stock-Series 2 (the “HPU Series 2 Shares”) and 4,950 shares of High Performance Common Stock-Series 3 (the “HPU Series 3 Shares” together with the HPU Series 1 Shares and HPU Series 2 Shares, the “HPU Shares”) issued and outstanding as of June 11, 2015, the opportunity to exchange such HPU Shares for the Cash Consideration or the Stock Consideration (as defined in the Offer to Exchange Letter, dated June 12, 2015 (the “Offer Letter”)).  The amount of the filing fee assumes that all HPU Shares will be exchanged for the Cash Consideration (as defined in the Offer Letter) and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.20 for each $1,000,000 of the value of the transaction.  The transaction value was determined by converting HPU Shares into a Common Stock Equivalent (as defined in the Offer Letter), which is then multiplied by a ratio of $9.30 per Common Stock Equivalent.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,045.00	Filing Party: iStar Financial Inc.

Form or Registration No.: Schedule TO-I/A	Date Filed: July 30, 2015

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Tender Offer Statement (the “Offer”) on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on June 12, 2015, as amended to the date hereof, relating to an offer by iStar Financial Inc. (the “Company”) to holders of shares of the Company’s High Performance Common Stock-Series 1 (“HPU Series 1 Shares”), High Performance Common Stock-Series 2 (“HPU Series 2 Shares”) and High Performance Common Stock-Series 3 (“HPU Series 3 Shares,” and together with the HPU Series 1 Shares and the HPU Series 2 Shares, the “HPU Shares”) to exchange their HPU Shares for: (i) the Stock Consideration, (ii) the Cash Consideration or (iii) a combination of the Stock Consideration and the Cash Consideration.  Capitalized terms used and not defined herein have the meanings given in the Offer to Exchange Letter, dated June 26, 2015, as supplemented, filed as an exhibit to the Schedule TO (the “Offer Letter”).

This is the final amendment to the Offer and is being filed to report the results of the Offer.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.                                      The Offer expired at 11:59 p.m., Eastern Time, on August 12, 2015.

2.                                      14,887.5 HPU Shares (representing 100% of the outstanding HPU Shares) were tendered prior to the expiration of the Offer and accepted for repurchase and paid for by the Company in accordance with the terms of the Offer.

The Company issued 1,233,978 Common Shares and paid $9,810,562 in cash to holders on August 13, 2015 pursuant to the Offer.  The Common Shares were issued in reliance on the exemption from registration provided by Section 3(a)(9) under the Securities Act of 1933, as amended.  No commission or other remuneration was paid by the Company or given directly or indirectly by the Company in connection with the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this final amendment is true, complete and correct.

iSTAR FINANCIAL INC.

By:	/s/ David DiStaso
Name: David DiStaso
Title: Chief Financial Officer

Date:  August 13, 2015